Zi Corporation

I/B TOLL FREE #: 1-888-819-0207

Laurel Hill Advisory Group Toll Free I/B #: 1-888-819-0207
Zi Corporation
Zi Corporation Rejection of the Nuance Communications, Inc. offer to purchase for cash all of the issued and outstanding Zi Corporation common shares.
Unsolicted offer where we are representing the target.
Expiry: January 2, 2009 at 5:00pm (Calgary Time)

SPECIAL INSTRUCTIONS TO CALL-CENTRE REPRESENTATIVES:

DO NOT DEVIATE FROM THE SCRIPT OR OFFER ANY PERSONAL COMMENT.

This script must be strictly adhered to. You must NOT PROVIDE YOUR OWN OPINION and all answers must be based on publicly available information. Do not give any advice AS THIS COULD BE IN BREACH OF THE LAW.

Directors’ Recommendation:

The Board of Directors unanimously recommends that holders REJECT the offer and NOT TENDER their Zi Corporation common shares to the offer until further communication is received from the Board of Directors.

THE BOARD OF DIRECTORS INTENDS TO COMMUNICATE FURTHER WITH SHAREHOLDERS PRIOR TO THE EXPIRY TIME OF THE OFFER.

How to reject the offer:

If the holder decides to reject the offer, they should do nothing. They should ignore the request by Nuance Communications, Inc. to tender their common shares. If they have already tendered their common shares they should withdraw their common shares prior to the expiry date (currently January 2, 2009). To withdraw their common shares, beneficial holders should contact their broker and registered holders should contact the Depositary, Computershare Investor Services Inc.:

(Telephone: 1-800-564-6253 North America; and Foreign 1-514-982-7555)

How to accept the offer:	Refer to Nuance Communications, Inc.’s Offer to Purchase which was mailed to holders on or about December 3rd; or is available at www.sedar.com or www.sec.gov.
Offer:	Nuance Communications is offering USD $0.40 per Zi Corporation common share desposited to the offer.
Expiry Date & Time:	January 2, 2009 at 5:00 PM (Calgary Time)
Target (Zi) Transfer Agent:	Olympia Trust 2300 125-9 Avenue SE Calgary, AB T2G 0P6 Shareholder Services: Ph: 403-261-0900; Fx: 403-265-1455
Zi Corporation Exchange Symbol:	Zi Corporation trades on the TSX under the Symbol ZIC & on NASDAQ Capital Market under the symbol ZICA.
Target (Zi Corporation) CUSIP:	988918108

Note to Representatives:

This is an unsolicited offer. In response to the offer, which was mailed to the common shareholders of Zi Corporation on or about December 3rd 2008, the Board of Directors of Zi Corporation established a Special Committee of its independent directors.  The Special Committee has carefully reviewed and considered the offer and reported to Zi’s Board of Directors.  Based on that review, and after receiving the benefit of advice from its legal and financial advisors, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS REJECT THE OFFER AND THAT THEY DO NOT TENDER THEIR ZI COMMON SHARES TO THE OFFER AT THIS TIME.  IF THEY HAVE ALREADY TENDERED THEIR ZI COMMON SHARES, THEY SHOULD BE WITHDRAWN (instructions on how to withdraw are provided on page one of the synopsis).

THE BOARD OF DIRECTORS INTENDS TO COMMUNICATE FURTHER WITH SHAREHOLDERS PRIOR TO THE EXPIRY TIME OF THE OFFER.

Zi Corporation

I/B TOLL FREE #: 1-888-819-0207

The Parties Involved

Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Nuance Communications, Inc./ Who is offering to buy my common shares?

The Offeror is a corporation incorporated under the laws of the State of Delaware, a publicly-held company and a leading provider of speech-based solutions for businesses and consumers worldwide. Nuance’s shares are traded on the NASDAQ Global Select Market under the symbol “NUAN”.

QUESTIONS AND ANSWERS

NOTE: THESE ARE THE ANTICIPATED QUESTIONS FROM ZI COMMON SHAREHOLDERS.

Q.

WHAT IS THE BOARD OF DIRECTORS’ RECOMMENDATION?

The Board of Directors has carefully considered the offer, has received the recommendation of a special committee of the independent directors of Zi that the Board of Directors established to review and consider the offer, has reviewed the financial analysis performed by its financial advisor, Ridgecrest Capital Partners Incorporated, has consulted with its legal advisors, and has determined unanimously to recommend that shareholders reject the offer and not tender their Zi common shares to the offer at this time.

THE BOARD OF DIRECTORS INTENDS TO COMMUNICATE FURTHER WITH SHAREHOLDERS PRIOR TO THE EXPIRY TIME OF THE OFFER.

Q.

WHAT IS THE OFFER/ WHO IS OFFERING TO PURCHASE MY UNITS?

Nuance Communications, Inc. is making an unsolicited cash offer on the issued and outstanding common shares of Zi Corporation at a rate of USD $0.40 per Zi Corporation common share.

Zi Corporation

I/B TOLL FREE #: 1-888-819-0207

Q.

WHY ARE THE DIRECTORS’ RECOMMENDING I NOT TENDER MY COMMON SHARES TO THE OFFER?

The special committee established by the Zi Corporation at the onset of the Nuance offer, has carefully reviewed and considered the offer and reported to Zi’s Board of Directors. Based on that review and after receiving the benefit of advice from its legal and financial advisors, the Board of Directors unanimously recommends that holders reject the offer and withdraw their common shares should they have already been tendered. This recommendation is based on a number of factors, including:

1)

All of the previous offers made by Nuance to acquire Zi, including an offer that was made by Nuance after the downturn in the financial markets and completion of due diligence by Nuance, were higher than the present offer;

2)

Zi has delivered a counterproposal to Nuance, further to discussion conducted with Nuance since the offer was made. Zi intends to continue to pursue discussions with Nuance in this regard;

3)

Zi’s financial advisor, Ridgecrest Capital Partners Incorporated, has verbally advised that the consideration under the offer falls below the range of valuations of Zi determined by the financial analysis performed by the financial advisor;

4)

The consideration under the offer is inadequate and therefore not fair from a financial point of view to Zi shareholders, as the offer undervalues Zi;

5)

Zi is currently reviewing potential alternative transactions to generate greater value to shareholders.

Q.

WHAT DO THE DIRECTORS AND OFFICERS INTEND TO DO WITH THEIR COMMON SHARES?

Each director and officer named in this Directors’ Circular has indicated that he intends to reject the offer and not tender any of his Zi Corporation common shares to the offer.  To the knowledge of such directors and officers, after reasonable inquiry, each of their associates who owns Zi Corporation common shares has indicated an intention to reject the offer and not tender any of his or her Zi Corporation common shares to the offer, other than associates of Mr. Andrew Gertler, who collectively own approximately 300,000 Zi Corporation common shares, and who have not, at this time, indicated their intention to reject the offer.

Q.

HOW LONG DO I HAVE TO DECIDE WHETHER OR NOT TO TENDER TO THE OFFER?

Zi holders have until January 2, 2009 at 5:00pm Calgary time to tender to the offer.

Q.

HOW DO I ACCEPT THE OFFER?

REMINDER:

“TENDERING TO THE OFFER” AND “ACCEPTING THE OFFER” ARE SYNONYMOUS IN THIS SITUATION.

If holders would like to accept the offer, then they are to consult Nuance Communications, Inc.’s Offer to Purchase (mailed on or about December 3rd, or available at www.sedar.com or www.sec.gov) for further instruction.